EXHIBIT 16.1
                               LETTER OF DISMISSAL


March 12, 2001


Mr. Jeff Bolton                                SENT VIA FAX, E-MAIL, & U.S. MAIL
Daszkal Bolton Manela Devlin & Co.
2401 N.W. Boca Raton Blvd.
Suite 100
Boca Raton, FL  33431-6639

Dear Jeff:

As you may be aware, we are currently involved in complex negotiations to merge our public firm with a much larger privately-held concern. Our Board of Directors has determined that it would behoove us at this time to be represented by a national accounting firm. As such, we are hereby terminating our relationship with Daszkal Bolton Manela Devlin & Co. and do hereby release you from any further representation as our accountants.

We thank you for your assistance over the years and wish you much continued success in the future.

Sincerely,



Tony Interdonato
CEO


TI/mb



cc:      Ron Tramontano